

November 30, 2012

Via E-mail
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

  Re: North Texas Energy, Inc.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed November 20, 2012
    File No. 333-178251

Dear Mr. Jones:

  We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Description of the Oil and Gas Lease Rights and Reserves, page 5

The Haynesville & Eagleford Shale Formations, Page 5

1. We note your references to the Haynesville and Eagleford shale formations here. Please amend your document to disclose the fact that you have no wells, production or reserves in either of these two shale formations.

2. Please affirm to us, if true, that your leases extend to the depths of these two shales. Otherwise, amend your document to remove this discussion of the shales.

3. We note the disclosure of figures for "theoretically moveable" oil – 3.4 million barrels - and oil "calculated to be moveable" – 1.3 million barrels. The instruction to Item 1202 of Regulation S-K prohibits the disclosure of estimates of oil or gas resources other than

reserves, and any estimated values of such resources in any document publicly filed with the Commission. Please amend your document by removing these items to comply with Regulation S-K.

4.   Please amend your document to identify the "47,690 barrels of oil may be economically produced, net of royalty to the account of North Texas Energy, Inc." as New Diana field gross or net probable reserves, whichever is true as you present those same figures as gross probable reserves on page 6.

5.   Please amend your document to identify the Balch lease's "142,263 gross barrels or 115,589 barrels net of royalty" as gross possible reserves and as net possible reserves, respectively.

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

6.   In comment 1 of our letter dated November 9, 2012, we asked that you apply your revenue interests to the probable and possible gross reserve figures. Please amend your document to disclose the net probable reserves separately from the net possible reserve figures. Please remove the figures for "Total Reserves" which is the sum of probable and possible reserves. Refer to Question 105.01 in Compliance and Disclosure Interpretations ("C&DIs") available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. This comment applies to the table on page 24 as well.

7.   In our prior comment 2 from our letter dated November 9, 2012, we asked that you to disclose several Regulation S-K 1200 Items. We note the omission of Item 1202(a)(5) and Item 1206. Please amend your document to disclose this information.

8.   Please file your third party reserve report as an exhibit per Item 1202(a)(8) of Regulation S-K with the changes discussed below.

9.   Your third party report omits information required by Item 1202(a)(8)(i), 1202a(8)(iii) [proportion of registrant's total reserves covered by the report], 1202a(8)(v) [discussion of primary economic assumptions should include origin and treatment of projected production and capital costs], 1202a(8)(ix) [conclusions should include net reserves]. Please include this information in your third party report.

10.   The third party report states that it was performed at our request (page 1) when, in fact, it was done at your request to satisfy Item 1202(a)(8). Please include this information in your third party report.

11.   The report discloses (on page 2) figures for original oil in place – 8,036,468 barrels, "theoretically moveable" oil – 3.4 million barrels and (on page four) oil "calculated to be moveable" – 1.3 million barrels. The instruction to Item 1202 of Regulation S-K prohibits the disclosure of estimates of oil or gas resources other than reserves, and any

estimated values of such resources in any document publicly filed with the Commission. Please amend your document by removing these items to comply with Regulation S-K.

12.   The report omits (on page 2) either the "net probable reserves" or the "gross probable reserves" figures for the New Diana field (commented above) as well as the identification of "net probable" and "net possible reserves" in the table on page five. Please amend your document to include these items.

13.   The report's table on page five is labeled "Reserves as of 12/31/2011" which is inconsistent with the October 31, 2012 effective date on page 2. Please amend your document to correct this inconsistency.

14.   The report claims (on page 6) that the "Company's Plan" was approved by us. Be advised that we do not approve, certify or otherwise warrant recovery plans or reserves estimated by others. Please amend your document to reflect the fact that the reserve estimates and recovery plan are attributable to you.

15.   The report used the "average of the monthly closing price" (page 2) for determination of the oil price for reserves estimation at October 31, 2012. The benchmark oil price for SEC reserve estimation is the prior 12 months' average of the first-day-of-the-month price with (usually) lower adjustments for quality and transportation. Please explain to us whether your oil price of $96.15/barrel incorporates these price differentials. If appropriate, amend your document(s) to include the differentials in the average adjusted oil price for reserve estimation.

Website

16.   We note the disclosure of claimed proved reserves on your website. Given the recent revisions in which you removed your proved reserves, tell us why you believe that it is appropriate to continue to show those amounts on your website.

Financial Statements

General

17.   Please update the financial statements presented in the registration statement to comply with Rule 8-08 of Regulation S-X. An updated auditor consent should also be filed with the next amendment.

18.   We understand that your auditor is no longer registered with PCAOB. Therefore, you will need to engage a new auditor to re-audit the financial statements included in the registration statement including any corrections necessary to resolve the comments in this letter. Please ensure that the auditor you engage is currently registered with the PCAOB.

Balance Sheet, page 17

19.   Please label the capitalized costs related to your oil and gas mineral rights as unproved properties.

Note 1 – Summary of Significant Accounting Policies, page 21

Impairment Testing, page 22

20.   We note that you added impairment testing policy disclosure in response to prior comment 6 from our letter dated November 9, 2012. However, the policy you describe does not conform to the full cost ceiling test required by Rule 4-10(c)(4) of Regulation S-X, nor the related unproved property assessments required by Rule 4-10(c)(3)(ii) of Regulation S-X. Given that you have disclosure indicating you apply the full cost method, rather than the successful efforts method outlined in FASB ASC 932, revise your accounting policy disclosure to clearly describe an impairment policy that fully complies with the full cost method. The revised disclosure should make a distinction between your assessments of unproved properties and your application of the ceiling test.

21.   We note that your valuation of the transaction involving the acquisition of oil and gas properties with Remington Oil & Gas Inc. in exchange for 831,000 shares lacks support relative to any other stock transaction on a per share basis and results in a value that is substantially in excess of your per share offering price. Separately, we note that you have revised the classification of your reserves such that you no longer report proved reserves. Given this disparity between the implied value of the shares issued in the acquisition and the offering price and the change in the classification of your reserves, explain us your basis for concluding that the value currently assigned to the acquired properties is appropriate. Please note that it appears that you may need to revise the value ascribed to the oil and gas properties and the shares that were issued to more closely reflect your offering price and the uncertainty surrounding your estimates of future production.

Note 4 – Capitalized Costs Related to Oil and Gas Producing Activities, page 24

22.   We note that you have not complied with prior comment 7 from our letter dated November 9, 2012, as you continue to have several references to recording a gain or having a net equity gain on the acquisition of Remington Oil and Gas Inc. (e.g., pages 19, 22, 23, 24). As you may recall, you restated your financial statements to eliminate the gain you had previously reported. Please update your filing to eliminate the conflicting disclosures.

Exhibits

Exhibit 5.1

23.   On the prospectus cover page and in the Articles of Incorporation you previously filed as exhibit 3.1, you indicate that the common stock has a par value of $0.00001 per share. However, the legality opinion you previously filed as exhibit 5.1 indicates that the par value of the shares being offered is $.001 per share. Please obtain and file as an exhibit to your next amendment a new or revised opinion of counsel which accurately describes the shares being offered, or explain to us why that should not be necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director